Exhibit 99.2
Amendment to the
BancorpSouth, Inc. 1998 Stock Option Plan
     This Amendment (the “Amendment”) to the BancorpSouth, Inc. 1998 Stock Option Plan (the “Plan”) is made by BancorpSouth, Inc. (the “Company”) as of February 28, 2007.
Recitals:
     WHEREAS, the Company established the Plan effective November 24, 1998 in order to provide equity-based awards to certain employees, former employees and service providers who are not officers or director of the Company and, primarily, to provide a replacement for equity-based awards that are assumed by the Company in connection with mergers and acquisitions;
     WHEREAS, the Company desires to amend the Plan to set aside and reserve additional shares of the Company’s common stock for issuance under the Plan;
     NOW, THEREFORE, Section 5.2 of the Plan is amended and restated as follows:
     5.2 Maximum Number of Shares. The maximum aggregate number of shares of Stock that may be issued pursuant to the exercise of Awards is 1,000,000 shares. This numerical limit is subject to adjustments as provided in Article VIII.
     IN WITNESS WHEREOF, the Company has executed this Amendment on this the 12th day of March, 2007, but to be effective as of the date first written above.

BANCORPSOUTH, INC.
By:	/s/ Aubrey B. Patterson
Its:	Chairman and CEO